FORM 10-KSB FOR THE YEAR ENDED AUGUST 31, 2004

Item 6?Management?s Discussion and Analysis

2.The revised disclosure will read as follows

Sales of $488,282 represented an increase of $60,498 or 14.2% from the $427,784 in the prior year

The main components of the changes were an increase of $101,200 in licensing. fees and a decrease of $44,629 in product sales.

The net loss of $3,783,704 for the fiscal year 2004 was $2,676,281 or 242% greater than the net loss of $1,107,418 in the prior year.

General and administrative expenses of $1,211,660 in fiscal year 2004 were $56,151 or 0.5% less than the prior year.

The main components of the changes are as follows:

                            8/31/2004       8/31/2003       Difference


Material                   $  167,982       $  224,814   $  (56,832)
Testing                        62,969           41,811        21,158
Mfg O/H                        54,147           43,448        10,699
Commissions                    66,886           13,152        53,734
Officers Salaries             488,213          435,762        52,451
Repricing warrants               -             (44,000)       44,000
Professional Fees             162,980          188,434       (25,454)
Travel and Entertainment        4,776            11,061	      (6,285)
Salaries and Fringes           75,773           68,600         7,173
NJ Tax Refund                  43,290          180,557      (137,267)
Interest Expense            2,943,971          331,861      2,612,110
                            ----------        ---------   -----------
                           $ 4,070,987      $ 1,495,500   $ 2,575,487

The $2,612,110 increase in interest expense resulted mainly from an amount charged for the value of warrants issued to officers and directors in conjunction with the debt conversion on August 30, 2004.

During the fiscal years 2003 and 2004, the Company realized approximately $180,000 and $43,000 through the sale of a portion of its New Jersey Net Operating Loss Carry Forward under a program sponsored by that state.


Item 9-Directors and Executive Officers, Page 14

3. We have adopted a code of ethics. We have attached such code of ethics for your perusal. We will attach the adopted code as an exhibit to the amended 10K.

4. The statement on page 22 was made in error with regards to not having an audit committee and will be eliminated in the refilling.

5. Mr. Bernard Koster has been designated the financial expert and will be disclosed in the amended 10K


Item 10- Executive Compensation, Page 16

6. The reason for the differences are that the 10K is on a fiscal basis and the salary increase to $213,000 is on a calendar basis.

7. The note on page 20 will be revised to read as follows:

During three fiscal years ended 2004, the officers deferred a total of $814,015 of their salaries.
Effective June 2, 2002, interest at the annual rate of 6% was accrued on the salaries deferred. The total interest accrued was $79,973 at August 30, 2004. The accrued salaries and interest were converted to a debenture on August 30, 2004 (see above)

The deferred salaries shown in the Summary Compensation Table above represents deferred salaries accrued prior to the fiscal year 2002. Under a shareholders agreement with NF Partners these salaries could only be paid when revenues and financings permit.

NF Partners sold their interest in the Company on December 30, 2004, Therefore that agreement is no longer in force.

Item 11- Security Ownership of Certain Beneficial Owners and Management, Page 11

8. The Company does not have a equity compensation plan, therefore the form is not applicable.

9 & 10. We will provide such disclosure as requested in the future filings.

The revised disclosure will read as follows.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

         The aggregate fees billed for the fiscal year ended August 31, 2004 and 2003 for professional services rendered by our principal accountants for the audits of our annual financial statements, and the review of our financial statements included in our quarterly reports on Form 10-QSB were $18,000 and $21,844, respectively.


AUDIT-RELATED FEES

         The aggregate fees billed for the fiscal year ended August 31, 2004 and 2003 for assurance and related services rendered by our principal accountants related to the performance of the audit or review of our financial statements, specifically accounting research, were $-0-, each year.

TAX FEES

         There aggregate fees billed for the fiscal years ended August 31, 2004 and 2003 for tax related services rendered by our principal accountants in connection with the preparation of our federal and state tax returns were $3,000 and $3,000, respectively.

OTHER FEES

	The aggregate fees billed for the fiscal years ended August 31, 2004 and 2003 for other services were $-0-, for each year.

Certifications

11. We will refile the 10KSB in its entirety including currently dated certifications (copies attached) using Exhibits 31.1 and 31.2.

12. Based on our current auditors experience with filing financials without the prior auditors consent for such previously audited amounts we have presented such amounts as unaudited. Once we have resolved the outstanding fees due to the prior auditor to enable the auditor to render a consent to allow the Company to utilize such audited numbers, we will amend the Form 10KSB to include the audited statements of operations, cash flows and stockholders equity for the year ended August 31, 2003. Currently, such financial amounts for 2003, included in the 2004 Form 10KSB are identical to those previously filed with the Commission on the 2003 Form 10KSB, which were certified at the time of the 2003 10KSB filing.

13. Our research and development costs for fiscal 2004 and 2003 was $62,957 and $41,810, respectively. In the future filings we will include a separate line in the statement of operations for such research and development costs, reducing the General and Administrative costs line item respectively for such research and development costs.

In addition we will add a footnote to our accounting policies to be read as follows:

Research and Development Costs

Expenditures relating to the development of new products and processes, including significant improvements to existing products are expensed as incurred. The Company has not incurred any research and development costs to be capitalized.

14. We have no cash flows from investing activities. We will amend in our future filings the statement of cash flows to clarify that there was no ?cash flows from investing activities?.

15. Our revenue recognition policy is to record revenues once the product has been shipped. Our terms are FOB shipping point pursuant to our agreements with our customers. Our sales agreements do not contain rights of inspection, damaged goods replacement or lost in transit clauses. FOB shipping point transfers the insurable interest of the inventory, upon leaving the warehouse.

We will include in our future filings disclosure on our revenue recognition policy as a note to the accounting policies. Our revenue recognition note will read as follows;

Revenue Recognition

Revenues are recognized when our products are shipped.

16. We wish to clarify that our Company is a very small company and the officers will also from time to time be involved in purchasing, receiving and shipping. Aside from management we have one employee to perform several functions such as shipping, receiving, testing for research purposes, testing for quality control purposes and general maintenance around the facility. Our products are manufactured on an outsourced basis and on a as needed basis to minimize working capital requirements. Salaries of management is recorded all to officers salaries in general and administrative expenses.

Expenditures included in cost of sales are as follows; material costs, freight in, direct labor and packaging costs.

Our purchasing, receiving costs, inspection costs and warehousing costs are all recorded in selling, general and administrative expenses. We have no network distribution costs as such costs if applicable would be built into the commission expenses paid to representatives selling our products. Our warehouse space is largely comprised of quality control, research and development space and under utilized space. Inventory shipped to our facility is performed largely to enable the testing of such batched product for quality control purposes prior to shipment to the customer.

We propose to add in our accounting policies the following footnote:

Cost of Sales

Cost of sales includes the following costs; material costs, freight in, direct labor and packaging costs. Indirect costs of sale items included as selling, general and administrative costs for the years ended August 31, 2004 and 2003 are as follows; shipping and handling costs $12,551 and $4,856, respectively, shipping and receiving labor of $10,900 and $8,361, respectively.


17. The comment to discuss the accounting for the warrants issued with regards to the debt is covered also by comment 26, which requested discussion on the accounting of the warrants issued. Please see the response to comment 26 for answers to this comment.

18. We have tracked the footnote number 7 with our responses to your request.

a) In August 2003, the Company issued a $200,000 convertible debenture, convertible into stock at a rate of $.226 per share by Feb 28, 2004, plus 100,000 shares and 1,000,000 warrants exercisable at $.30 per share. Under EITF 98-5 and EITF 00-27, there was a $160,000 interest expense recorded as part of this financing, which was expensed at issuance date since such debt was
convertible at will.  The $160,000 was comprised of   $65,000 allocated to the
beneficial conversion feature, $87,000 the warrants issued and $9,000 to the common stock issued. The $65,000 was calculated by determining the intrinsic value of the conversion price of $.074 ($.30 market price less $.226 exercise price) times the shares if converted of 885,000 ($200,000 / $.226). The allocated portion of Black-Scholes model value of the warrants of $151,245 was determined to be $87,000, due to its relative weighted percentage of the total value of the debt and equity rights issued. The allocated portion of the common stock issued of $30,000 was determined to be $9,000, due its relative weighted percentage of the total value of the debt and equity rights issued.

This debt remained outstanding at August 31, 2004 and was renegotiated to have a conversion rate of $.14 per share, which was the market price at the time of such negotiation. Since the conversion price equaled the market price, there was no beneficial conversion feature to value.


b) The note ?Between September and November 2003, six accredited investors invested $355,000 into convertible debentures in the Company.............? has been amended for typing errors to read.

Between September and November 2003, the Company issued to five accredited investors $230,000 of convertible debentures which mature between May and November 2004 bearing interest at 8% per annum. The debentures entitle the holders to convert the debt into common stock at a rate of one share for each $0.336 principal amount plus any outstanding accrued interest. In conjunction with this transaction, the Company issued warrants to the five investors, to purchase a total of 1,165,000 shares of the Company?s common stock for $0.30- $0.32 per share, expiring in five years. The warrants vested immediately. There was no beneficial conversion feature to value, since the debt conversion price equaled the market price of such common stock upon issuance of the convertible debentures.

The value attributed to the warrants issued along with the debenture transactions above, totaling $138,000, has been charged to interest expense.



c) The note ? In August 2004, two debentures totaling $100,000, were converted into common stock at a rate of 1 share for $.14.? has been amended to read;

In July 2004, $15,000 of debt was converted to equity at $.15 a share or
 100,000 shares and another 30,000 shares were issued for services valued at $4,500.

In August 2004, two debentures totaling $81,000, including accrued interest, was converted to common stock at $.12 or 675,000 shares. The $.12 per share was market price at the conversion date.

These debentures matured of $81,000 including interest and did not have conversion terms. Management offered the abilities to the debt holders to convert such debt to equity upon such debentures maturing or nearly reaching maturity. There is no additional accounting for such conversion of the arms length negotiations of converting such debt to equity.

We also have modified the statement of stockholders equity for typing errors related to the above.


d) On Aug 30, 2004, the Company provided for certain already existing debt of $1,610,294 and to be converted to a convertible debenture with conversion terms into 11,658,388 shares of common stock with 34,506,249 detachable warrants. The debt holders intent of the transaction was to convert such debt to equity, which $1,283,400 was converted post year end and prior to the filing of the Form 10KSB in mid December 2004. The balance was converted on December 31, 2004. The conversion terms of the debt was convertible into common stock at $.14 per share. The market price was $.12 a share on such date the convertible instruments were issued.


19 & 20. We did not compute a beneficial conversion feature with regards to the $1,610,294, since the conversion price exceeded the market price. See EITF 98-5. Although EITF 00-27 would have required an allocation to be made of the warrant value to the total financing value, we expensed the full value the 34,506,249 warrants using the Black Scholes model, using the following assumptions, market price of stock $.12, exercise price of warrants $.14, term of warrants 10 years, volatility of stock price 51%, discount bond rate of 3.75% and annual rate of dividends zero. The value attributed to these warrants using the Black Scholes model was $2,588,056. This amount was charged to expense as such convertible instruments were convertible at will.

21. The footnote regarding Admiral Retz actually needs to be reworded. Such amount was derived from using the Black-Scholes model, which approximates the $25,000 recorded. The revised footnote will read as follows.

 In February 2003 the Company entered into a consulting agreement with Admiral Retz for the period of one year, whereby he will receive $3,000 per month from February 1, 2003 to July 31, 2003 and $5,000 per month from August 1, 2003 to January 31, 2004. In conjunction with this agreement the Company issued fully vested warrants to purchase 500,000 shares of the Company?s common stock at $0.5625 per share. Such warrants have been valued utilizing the Black Scholes model, accordingly $25,000 has been charged to consulting expense as a bonus for the value of such warrants issued.


22. Management has recorded the proceeds from the realization of the state tax net operating losses as a realization of the related deferred income tax bene fit after ?Loss before Income Taxes? on the statement of operations. The proceeds from the realization of the state tax benefits of its net operating losses incurred is a state supported program to aid companies with losses for continuing operations in the state. There is no accounting pronouncement that specifically addresses the ?sale? of state net operating losses. FASB 109 paragraph 45(d) and (e) does state that the financial statements shall present or disclose in the notes thereto ?(d) government grants (to the extent recognized as a reduction of income tax expense? and ?(e) the benefits of operating loss carryforwards?. We believe the presentation of ?sale? of the state net operating losses as a ?deferred income tax benefit? is appropriate, as a state supported program, which is analogous to the items covered by FASB 109 paragraphs 45(d) and 45(e).

23. The information under such table of warrant data on F-15 is in fact a table of the August 31, 2004 data. We will change such date in future filings.

24. The comment that the Company recorded a gain of $90,000 on the repricing of certain warrants as a reduction of the interest expense from the original issuance costs of the warrants is not what happened for the audited annualized financial statements. Pursuant to FASB Interpretation number 44 ?Accounting for Certain Transactions Involving Stock Compensation? stock options or awards whereby the life or the exercise terms have been modified, such modifications results in a measurement of the modified stock right and subsequent changes in the stock price will result in a new measurement of such stock right under variable accounting. On September 1, 2003, the Company reduced the exercise price of 504,435 warrants issued to one individual from exercise prices ranging from $1.00 to $2.00 to a new exercise price of $0.30. The Company also extended the term of these warrants. The price of the stock increased during the year to $.45 and then retracted to $0.12 at year end. Under variable accounting the Company is required to record as an expense the intrinsic value of the increase in stock price and is allowed to offset or take back subsequent decreases in the intrinsic value to the extent a subsequent expense was recorded. As part of the year end adjustments to interest expense there was a $90,000 adjustment made to increase interest expense for $90,000 due to the increase in the stock price, which was subsequently reduced for the same $90,000 due to the price of the Company?s stock decreasing during the year. We will modify this footnote to clarify such accounting during the year. The revised footnote will read as follows:

In addition the Company repriced and reissued certain warrants in the amount of 504,435 warrants with exercise a new exercise price of $0.30 per share. Due to the repricing of these warrants, these warrants are subject to revaluation at the end of each reporting period under variable accounting. The stock price had increased during the year to $0.45 per share and has since declined to $0.12 as of the end of the year, resulting in a $90,000 charge to expense during the year and a $90,000 gain on revaluation due to the subsequent decrease in the stock price. Such gain has been recorded as a reduction of the related interest expense increase from the original issuance of these warrants.


25. A table has been created to disclose each of the warrant issuances and their fair value at the date of issuance. The Black-Scholes model has been utilized for all instances to calculate fair value of such warrants issued, whether recorded or presented on a pro-forma basis.

                                                    Stock                 Term
Warrant   Date   Warrant      Fair      Exercise    Price at     Vola-    In
Purpose          Amount       Value     Price       Issuance     tility   Years

Debt N  09/01/03 1,000,000    151,245   $0.30         $0.28     62%         5
Debt R  09/01/03   504,435     76,293   $0.30         $0.28     62%         5
Debt-N  09/11/03   375,000     62,633   $0.30         $0.30     62%         5
Debt-N  09/11/03   150,000     25,053   $0.30         $0.30     62%         5
Debt-N  10/22/03   140,000     23,383   $0.32         $0.32     62%         5
Debt N  11/18/03   500,000     83,511   $0.30         $0.30     62%         5
Empl    12/22/03   165,000     21,885   $0.30         $0.30     44.3%       5
Empl    01/09/04    28,500      1,909   $0.30         $0.30     13.8%       5
O&D     01/21/04 5,057,460    429,007   $0.33         $0.31     13.8%       7
Consult 04/19/04   100,000      3,294   $0.50         $0.29     26.25%      5
Consult 04/19/04    20,000      4,668   $0.35         $0.29     26.25%      5
Consult 06/02/04     6,700        878   $0.30         $0.16     130%        5
Debt-N  08/17/04 1,650,000     89,381   $0.14         $0.13     44.6%       5
Debt-R 08/30/04 34,506,249  2,588,056   $0.14         $0.12     51.03%     10




Debt - N -Warrants issued relates to newly issued debt.
Debt- R - Warrants issued relates to restructured debt.
Empl - Warrants issued relates to warrants issued to employees for compensation. O&D- Warrants issued to officers and directors for compensation, which was subsequently cancelled during the same year.

We had presented a weighted average fair value of $.11 per warrant issued for the year, such number will be revised to $.08 per warrant. The footnote 8 will be changed accordingly in the amended filing.



26. The $54,652 of debt was issued with 100,000 detachable warrants. The warrants were valued at approximately $14,000 utilizing the Black Scholes model. Pursuant to APB 14 Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants paragraphs 16 and 17, such warrant value is recorded as a debt discount, which is what the Company has done. The Form 10QSB for the quarter ended February 28, 2003, states that this $54,652 of debt along with another $90,000 of debt there was a debt discount recorded against such debt. The debt discount was amortized as interest expense over the term of the loan through May 2003.

Subsequent to the maturity date of such debt the Company issued 50,000 shares of common stock as a late payment and interest penalty. These shares were valued at the then market price of the common shares of $.28 per share or $14,000 and expensed as interest expense. FASB 123 Accounting for Stock Based Compensation paragraphs 8 and 9 requires stock issued to be accounted for based on a fair value. The Company utilized the market price of its common stock issued to value the 50,000 shares issued with regards to the interest and penalty owed on this debt and expensed such amount as interest expense.

27. The narrative on page F-17 noting 5,542,156 warrants expired unexercised is incorrect. The correct amount of the warrants expired unexercised was 7,489,705 as shown in the table on page F-15.

28. In July 2003, the Company issued 1,475,000 warrants to three of its officers. These warrants were issued had a exercise price of $.30 per warrant to purchase a share of common stock. The market price of the common stock upon issuance of the warrants was $.28. The Company elected not to record a compensation expense for fair value of these warrants under APB 25, but instead for the intrinsic value which was zero and present such fair value compensation data in a pro-forma format as allowed under FASB 123. The pro-forma table presenting such compensation costs is in Note 1 to the financial statements and represent approximately $305,000 of the $566,000 deduction for stock based compensation for the year ended August 31, 2003.

In August 2004, the Company issued 1,650,000 warrants. The footnote needs to be reworded to clarify the purpose of the 1,650,000 warrants issued. The reworded footnote will read as follows;

In August 2004, the Company issued five-year warrants to purchase a total of 1,650,000 shares of the Company?s common stock to an accredited investor at an exercise price of $0.14 per share. These warrants were issued for the receipt of $100,000 in debt, penalties for the failure to repay $300,000 of past due debts and an inducement to restructure the terms of the $300,000 in past due debts. The warrants vested immediately. In September 2003, this same debt holder had 504,435 warrants cancelled and reissued with new terms expiring in five years exercisable at $.30 per share. The value of such warrants of $188,000 was recorded as an expense.

Exhibit 1

29. We will refile the 10KSB in its entirety including currently dated certifications (copies attached) using Exhibits 32.1 and 32.2.

FORM 10-QSB FOR THE PERIOD ENDED NOVEMBER 30, 2004

30. All relevant comments will be addressed in the refilled 10Qsb as requested.

Item 8A-Controls and Procedures, page 14

31. We wish to clarify that there were no newly issued convertible debentures during the quarter ended November 30, 2004. There is a $30,000 reclassification to be made reducing convertible debentures and increasing advances payable to stockholders for monies advanced in November 2004. We will correct such reclassification with the amendment to this Form 10QSB.

32. We will amend the 10-QSB to reflect the typographical error stating the evaluation was conducted as of the end of the period covered by report.

   We will also present the information under Item 3 as requested

Certifications

33. We will refile the 10QSB in its entirety including currently dated certifications (copies attached) using Exhibits 31.1 and 31.2.

















Exhibit 31.1
CERTIFICATIONS*
   I, Sam Gottfried, certify that:
  1. I have reviewed this 10QSB of NoFire Technologies;
  2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
       3. Based on my knowledge, the financial statements; and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
       4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining' disclosure controls "and procedures (as defined in Exchange
I Act Rules 13a-15(e) and 15dw15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f? for the small business issuer and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and
       5. The small business issuer's other certifying officer (s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: _________________

	________________
	Sam Gottfried
	Chief Executive Officer


Exhibit 31.2
CERTIFICATIONS*
       I, Sam Oolie, certify that:
       1. I have reviewed this 10QSB of NoFire Technologies;
       2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
       3. Based on my knowledge, the financial statements; and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
       4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining' disclosure controls "and procedures (as defined in Exchange
I Act Rules 13a-15(e) and 15dw15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f? for the small business issuer and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and
       5. The small business issuer's other certifying officer (s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: _________________

	________________
	Sam Oolie
	Chief Financial Officer




Exhibit 31.1
CERTIFICATIONS*
       I, Sam Gottfried, certify that:
       1. I have reviewed this 10KSB of NoFire Technologies;
       2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
       3. Based on my knowledge, the financial statements; and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
       4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining' disclosure controls "and procedures (as defined in Exchange
I Act Rules 13a-15(e) and 15dw15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f? for the small business issuer and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and
       5. The small business issuer's other certifying officer (s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: _________________

	________________
	Sam Gottfried
	Chief Executive Officer



Exhibit 31.2
CERTIFICATIONS*
       I, Sam Oolie, certify that:
       1. I have reviewed this 10KSB of NoFire Technologies;
       2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
       3. Based on my knowledge, the financial statements; and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;
       4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining' disclosure controls "and procedures (as defined in Exchange
I Act Rules 13a-15(e) and 15dw15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f? for the small business issuer and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and
       5. The small business issuer's other certifying officer (s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: _________________

	________________
	Sam Oolie
	Chief Financial Officer


 NoFire Technologies, Inc. (NFTI)
Code of Ethics for the CEO and CFO


The Chief Executive Officer ("CEO?), or those performing similar functions, and all Senior Financial Officers (including particularly the Chief Financial Officer) are subject to the following specific policies relating to ethical conduct and fair dealing, conflicts of interest, confidentiality of NFTI information and compliance with law


1. Be committed to the highest standards of honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between their personal and professional relationships in the performance of their duties as CEO and Senior
Financial Officers of NFTI.

2. Be committed to the full, fair, accurate, timely and understandable disclosure in reports and documents that NFTI file with, or submits to, the SEC and in other public communications made by NFTI, of all information relating to NFTI, its financial condition and results of operations.

3. Be committed to compliance with all applicable governmental laws, rules and regulations relating to the conduct of the businesses of NFTI and to required reports regarding the financial condition and results of business operations of NFTI, including the laws of all countries in which NFTI operates.

4. Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one' s independent judgment to be subordinated to any personal interest.

5. Respect the confidentiality of information acquired in the course of serving as CEOor a Senior Financial Officer of NFTI except when authorized or otherwise legally obligated to make disclosure. Confidential information shall not be used for personal advantage.

6. Report violations of this Code of Ethics to The General Counsel or directly to the
Audit Committee of the Board of Directors of NFTI, as soon as practicable after learning of any such violation.

7. Report to the General Counsel or Audit Committee any information concerning (a)
significant deficiencies in the design or operation of internal controls which could adversely affect NFTI's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management: or other employees who have a significant role in NFTI's financial reporting, disclosure or internal controls.

8. Report to the General Counsel or Audit Committee any material violations of the securities or other laws, rules or regulations applicable to NFTI and the operations of its business, by NFTI or any agent thereof.

9. Hold themselves accountable for adherence to this Code of Ethics, and understand that NFTI's Board of Directors will hold them accountable, as CEO or Senior
Financial Officers of NFTI, to this Code of Ethics.